ROTHSCHILD INC.
(A Wholly-Owned Subsidiary of Rothschild North America Inc.)
Statement of Financial Condition
As of December 31, 2017

Assets

Cash and cash equivalents	$	183,616,900
Advisory fees receivable, net		40,540,700
Receivables from related parties		10,692,600
Securities owned, at fair value		2,966,200
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $840,200)		858,300
Deferred taxes		18,742,600
Prepaid expenses and other assets		3,105,100
Total assets	$	260,522,400

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	165,536,600
Payables to related parties		5,769,400
Taxes payable		124,000
		171,430,000
Stockholder's equity:		
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares		8,600
Additional paid-in capital		78,232,200
Retained earnings		10,851,600
Total stockholder's equity		89,092,400
Total liabilities and stockholder's equity	$	260,522,400

See accompanying notes to statement of financial condition